SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On September 3, 2002 the Registrant issued a press release, entitled: “Riverdeep Group Plc Announces New Lock-up Arrangements”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date Sept 3, 2002

By: ....
Name:
Title

CONTACT: Bill Cunningham
Director, Investor Relations
+1 617 995 1064
email: bcunningham@riverdeep.net

Riverdeep Group Plc Announces New Lock-Up Arrangements

Dublin, Ireland & Cambridge, MA, September 3, 2002 - Riverdeep Group plc (NASDAQ: RVDP), a leading publisher of educational and productivity software sold into schools and homes, today announces new lock up arrangements for its significant inside shareholders. Executive Chairman and Chief Executive Officer Barry O'Callaghan, and company founder Patrick McDonagh have extended their lock up arrangements to August 2003. Reed Elsevier plc remain locked up until October 2004.

In addition Riverdeep has been notified that Gores Technology Group have sold their entire shareholding in the company of 11.7 million ordinary shares through a vendor placing on the Irish Stock Exchange on Friday 30th August, 2002.

IBM has reduced their shareholding to 10.2 million ordinary shares as a result of the divestiture of 5.2 million ordinary shares at the same time.

The shares were placed jointly by Davy Stockbrokers and CSFB, at a price of 2.23 Euros per ordinary share.

About Riverdeep Group plc

Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum to assess and improve student performance. Riverdeep's science, math, and language arts learning activities are correlated to national and state curriculum standards. These award-winning products, including Riverdeep's Destination Math, Destination Reading, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Riverdeep's product offerings also include EdVantage's language arts courses, Edmark's early learning software, The Learning Company's offerings, which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail, and Broderbund's productivity and rich media software, including The Print Shop, PrintMaster and Family Tree Maker.

Riverdeep Group plc was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, Inc., 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.

Safe Harbor Statement- Riverdeep Group plc

Except for historical information, matters discussed in this press release are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include: failure to complete the Teacher Universe acquisition; failure to transition from a CD-ROM based delivery system to a subscription-based delivery system; lack of sponsorship; failure to enter into strategic partnerships or to integrate acquired businesses or assets; foreign

exchange risks; lack of future additional financing; failure to maintain strong brand identity; decrease in federal and government funding for schools; unwillingness of teachers to incorporate our products and services into lesson plans; and infringement of our intellectual property rights, as well as other factors discussed under "Risk Factors" from time to time in the Company's SEC reports, including those in the Company's prospectus dated March 9, 2000 and the Company's fiscal 2000 Annual Report. The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

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